CONFORMED COPY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 20, 2011
Commission File Number: 000-30354

CITY TELECOM (H.K.) LIMITED
(Translation of registrant’s name into English)
Level 39
Tower I, Metroplaza
No. 223 Hing Fong Road
Kwai Chung
New Territories
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated April 20, 2011 relating to the Interim Results for the six months ended February 28, 2011.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED
By:	/s/ Lai Ni Quiaque
	Name:	Lai Ni Quiaque
	Title:	Executive Director, Chief Financial Officer and Company Secretary
Dated: April 20, 2011

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CITY TELECOM (H.K) LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock code: 1137)
INTERIM RESULTS
FOR THE SIX MONTHS ENDED 28 FEBRUARY 2011
HIGHLIGHTS
•	Net profit up 44.0% year-on-year to HK$167.6 million with basic earnings per share amounted to HK21.9 cents versus HK17.3 cents for same period last year
•	Declared an interim dividend of HK15 cents per ordinary share, up 131% from HK6.5 cents per ordinary share for same period last year
•	Core EBITDA(note) increased by 16.7% year-on-year to HK$301.6 million
•	Turnover grew by 5.1% year-on-year to HK$825.9 million driven by higher revenue contribution from our Fixed Telecommunications Network Service (FTNS) business of 7.6% year-on-year to HK$727.2 million
•
For six months to 28 February 2011, broadband subscription increased by 25,000 net additions to 551,000, dominating 68% of total estimated market growth of 37,000, despite large price increase implemented on 1 September 2010

Note:	Core EBITDA represents the EBITDA for any period plus any net loss from extinguishment of 10-year senior notes.

The Board of Directors (the “Board” or the “Directors”) of City Telecom (H.K.) Limited (“City Telecom” or the “Company”) is pleased to present the consolidated income statement for the six months ended 28 February 2011 and the consolidated balance sheet as at 28 February 2011 of the Company and its subsidiaries (collectively referred to as the “Group”), which are unaudited and condensed.
UNAUDITED CONSOLIDATED INCOME STATEMENT
For the six months ended 28 February 2011

		Six months ended
		28 February	28 February
		2011	2010
	Note	HK$’000	HK$’000

Turnover	3	825,906	785,963

Network costs	4	(103,781)	(90,185)

Other operating expenses		(527,911)	(539,612)

Other income/(losses), net	5	3,210	(4,251)

Finance costs, net	6(a)	247	(12,255)

Profit before taxation	6	197,671	139,660

Income tax expense	8	(30,059)	(23,272)

Profit attributable to shareholders		167,612	116,388

Basic earnings per share	10	HK21.9 cents	HK17.3 cents

Diluted earnings per share	10	HK21.1 cents	HK16.5 cents

UNAUDITED CONSOLIDATED BALANCE SHEET
As at 28 February 2011

		28 February	31 August
		2011	2010
	Note	HK$’000	HK$’000

Non-current assets

Goodwill		1,066	1,066
Fixed assets		1,494,894	1,431,813
Long-term prepayment		4,521	5,174
Deferred expenditure		11,951	6,626

		1,512,432	1,444,679

Current assets

Accounts receivable	11	65,059	99,729
Other receivables, deposits and prepayments		201,910	89,490
Deferred expenditure		27,273	28,986
Cash at bank and in hand		476,855	588,665

		771,097	806,870

Current liabilities

Bank overdrafts — unsecured		4,961	10,490
Accounts payable	12	22,652	35,128
Other payables and accrued charges		166,217	195,931
Deposits received		22,661	21,822
Deferred services revenue		89,068	106,798
Tax payable		1,687	1,533
Current portion — obligations under finance leases		153	212

		307,399	371,914

Net current assets		463,698	434,956

Total assets less current liabilities		1,976,130	1,879,635

		28 February	31 August
		2011	2010
	Note	HK$’000	HK$’000

Non-current liabilities

Deferred tax liabilities		85,026	55,843
Derivative financial instrument		7,423	11,293
Long-term debt and other liabilities		124,065	123,960

		216,514	191,096

Net assets		1,759,616	1,688,539

Capital and reserves

Share capital	13	76,851	76,500
Reserves		1,682,765	1,612,039

Total equity attributable to equity shareholders of the Company		1,759,616	1,688,539

Notes:
1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

This unaudited interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and comply with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, issued by the International Accounting Standards Board (the “IASB”) and Hong Kong Accounting Standard (“HKAS”) 34, “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”). It was authorised for issuance on 20 April 2011.

This unaudited interim financial report has been prepared in accordance with the same accounting policy adopted in the financial statements for the year ended 31 August 2010, except for the accounting policy changes that are expected to be reflected in the financial statements for the year ending 31 August 2011. Details of these changes in accounting policies are set out in note 2.

The preparation of an interim financial report in conformity with IAS 34 and HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the financial statements for the year ended 31 August 2010. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the IASB and Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the HKICPA.

The financial information relating to the financial year ended 31 August 2010 that is included in the condensed consolidated interim financial statements as being previously reported information does not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. The statutory financial statements for the year ended 31 August 2010 are available at the Company’s registered office. The independent auditors have expressed an unqualified opinion on those financial statements in their report dated 9 November 2010.

2	SIGNIFICANT ACCOUNTING POLICIES

The IASB has issued a number of new or revised IFRSs, which term collectively includes IASs and Interpretations, that are first effective or available for early adoption for the current accounting period of the Group. The equivalent new or revised HKFRSs, which term collectively includes HKASs and Interpretations, consequently issued by the HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. None of these changes in policies would have a material impact on the Group’s financial statements.

3	TURNOVER AND SEGMENT INFORMATION
The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada.
(a)	Segment information

The Group has two reportable segments, as described below, which are the Group’s strategic business units. The strategic business units offer different services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the chief operating decision-maker reviews internal management reports on a monthly basis. The following summary describes the operations in each of the Group’s reporting segments:

•	International telecommunications	:	provision of international long distance calls services

•	Fixed telecommunications network	:	provision of dial up and broadband Internet access services, local voice-over-IP services, IP-TV services and corporate data services
The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	Six months ended 28 February 2011
		Fixed
	International	telecomm-
	telecomm-	unications
	unications	network
	services	services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000

Turnover

External sales	98,749	727,157	—	825,906
Inter-segment sales	2,840	7,625	(10,465)	—

Reportable segment turnover	101,589	734,782	(10,465)	825,906

Reportable segment profit (note 3(b))	37,319	156,895		194,214

	Six months ended 28 February 2010
		Fixed
	International	telecomm-
	telecomm-	unications
	unications	network
	services	services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000

Turnover

External sales	110,178	675,785	—	785,963
Inter-segment sales	2,833	8,116	(10,949)	—

Reportable segment turnover	113,011	683,901	(10,949)	785,963

Reportable segment profit (note 3(b))	33,202	122,964		156,166

Fixed
	International	telecomm-
	telecomm-	unications
	unications	network
	services	services	Group
	HK$’000	HK$’000	HK$’000

Segment assets

As at 28 February 2011	529,479	1,754,050	2,283,529

As at 31 August 2010	590,888	1,660,661	2,251,549

(b)	Reconciliation of reporting segment profit or loss

	Six months ended
	28 February	28 February
	2011	2010
	HK$’000	HK$’000

Segment results	194,214	156,166
Other income/(losses), net	3,210	(4,251)
Finance costs, net	247	(12,255)

Profit before taxation	197,671	139,660

(c)
Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Company, is a Fixed Telecommunications Network Services (“FTNS”) licensee and provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Telecommunication Authority (“TA”) and interconnection services have been provided, HKBN has been billing mobile operators for the interconnection services provided to them and recognising revenue (“mobile interconnection charges”) based on management’s best estimate of the amounts to be collected. In prior years, majority of the mobile operators rejected HKBN’s demand for payment of mobile interconnection charges. As a result of non-payment by certain mobile operators, in 2004, the Group requested the TA to make a determination (the “2004 Determination”) on the level of mobile interconnection charges payable by one of the mobile operators (“mobile operator under dispute”) to HKBN; and the effective date of the determined mobile interconnection charges.

In June 2007, the TA issued the 2004 Determination which set out the rates of mobile interconnection charge payable by the mobile operator under dispute for interconnection services provided by HKBN for the period from 1 April 2002 to 31 August 2004 and the mobile operator under dispute paid mobile interconnection charge for the relevant period accordingly.

Subsequent to June 2007, HKBN entered into contractual agreements with several mobile operators which agreed to pay mobile interconnection charges based on the 2004 Determination for the period from 1 April 2002 to 31 August 2004 and with respect to the period from 31 August 2004 at the interim rate stated in the contractual agreements. The interim rate was subject to adjustment based on final determination of the TA.

In February 2008, since certain mobile operators had still not yet settled their mobile interconnection charges for interconnection services provided by HKBN, HKBN requested TA to make a new determination on the rate of mobile interconnection charge and interest thereon with four mobile operators.

In September 2008, the TA accepted HKBN’s request for determination on the rate of mobile interconnection charges for the period from 1 April 2002 to 26 April 2009 payable by the mobile operators that have not reached contractual agreements with HKBN, and the rate for the period from 1 September 2004 to 26 April 2009 payable by those mobile operators that have reached contractual agreements with HKBN, and the interest rate thereon (the “2008 Determination”).

In May 2010, the TA issued its decision on the 2008 Determination which set out the rates of mobile interconnection charges payable by the mobile operators under dispute.
Included in the accounts receivable balance as at 28 February 2011 are receivables relating to mobile interconnection charges of HK$4,634,000 (31 August 2010: HK$39,763,000).
4	NETWORK COSTS

Network costs mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, and production costs for the IP-TV service, and do not include depreciation charge which is included in other operating expenses.

5	OTHER INCOME/(LOSSES), NET

	Six months ended
	28 February	28 February
	2011	2010
	HK$’000	HK$’000

Interest income	1,317	591
Other income	1,183	4,946
Net exchange gain/(loss)	710	(138)
Loss on extinguishment of 10-year senior notes	—	(9,650)

	3,210	(4,251)

6	PROFIT BEFORE TAXATION
Profit before taxation is arrived at after charging and (crediting) the following:
(a)	Finance costs, net

	Six months ended
	28 February	28 February
	2011	2010
	HK$’000	HK$’000

Interest element of finance leases	16	21
Interest on 10-year senior notes	—	6,069
Interest on bank borrowings and other borrowing costs	3,447	1,162
Change in fair value of derivative financial instrument	(3,870)	4,973
Amortisation of upfront costs on bank borrowings	160	30

	(247)	12,255

(b)	Other items

	Six months ended
	28 February	28 February
	2011	2010
	HK$’000	HK$’000

Advertising and marketing expenses	163,921	182,456
Amortisation of deferred expenditure	18,181	27,484
Depreciation of owned fixed assets	105,194	97,167
Depreciation of fixed assets held under finance leases	298	357
Provision for doubtful debts	7,431	10,759
Gain on disposal of fixed assets	(602)	(185)

7	TALENT COSTS

	Six months ended
	28 February	28 February
	2011	2010
	HK$’000	HK$’000

Salaries, wages and other benefits	133,851	129,702
Equity settled share-based transactions	2,362	1,289
Retirement benefit costs — defined contribution plans	21,795	19,238
Less: Talent costs capitalised as fixed assets	(10,343)	(10,927)

	147,665	139,302

Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including directors of the Company.

Talent costs include directors’ emoluments and research and development cost of HK$5,658,000 (for the six months ended 28 February 2010: HK$5,493,000) but exclude Talent costs of HK$5,347,000 (for the six months ended 28 February 2010: HK$5,693,000) recorded in network costs and HK$105,586,000 (for the six months ended 28 February 2010: HK$113,495,000) recorded in advertising and marketing expenses.

8	INCOME TAX EXPENSE

The provision for Hong Kong Profits Tax is calculated by applying the estimated annual effective tax rate of 15.2% (six months ended 28 February 2010: 16.7%) to the assessable profit for the six months ended 28 February 2011. Taxation for overseas subsidiaries is similarly calculated using the estimated annual effective rates of taxation that are expected to be applicable in the relevant countries.

The amount of income tax expense in the consolidated income statement represents:

	Six months ended
	28 February	28 February
	2011	2010
	HK$’000	HK$’000

Current taxation
— Hong Kong profits tax
— over-provision in respect of prior years	—	(40)
— Overseas taxation
— provision for interim period	1,721	1,678
— Special tax credit received in respect of prior year	(845)	—
Deferred taxation relating to the origination and reversal of temporary differences	29,183	21,634

Income tax expense	30,059	23,272

9	DIVIDENDS
(a)	Dividends attributable to the interim period

	Six months ended
	28 February	28 February
	2011	2010
	HK$’000	HK$’000

Interim dividend declared and paid after the interim period end of HK15 cents per ordinary share (28 February 2010: HK6.5 cents per ordinary share)	115,277	44,383

At a board meeting held on 20 April 2011, the Directors of the Company have recommended to pay an interim dividend of HK15 cents per ordinary share in cash for the six months ended 28 February 2011 (for the six months ended 28 February 2010: HK6.5 cents per ordinary share). The interim dividend will be distributed on or about 31 May 2011 to shareholders whose names appear on the register of members of the Company as at the close of business on 18 May 2011.

The interim dividend has not been recognised as a liability at 28 February 2011.
(b)	Dividends attributable to the previous financial year, approved and paid during the interim period

	Six months ended
	28 February	28 February
	2011	2010
	HK$’000	HK$’000

Final dividend in respect of the financial year ended 31 August 2010, approved and paid during the following interim period, of HK13.5 cents per ordinary share (2010: HK16 cents per ordinary share)	103,735	108,735

10	EARNINGS PER SHARE

	Six months ended
	28 February	28 February
	2011	2010
	HK$’000	HK$’000

Profit attributable to shareholders	167,612	116,388

Weighted average number of ordinary shares

	Six months ended
	28 February	28 February
	2011	2010
	Number of	Number of
	shares	shares
	’000	’000

Issued ordinary shares at the beginning of the period	764,997	664,180
Effect of share options exercised	2,012	9,025

Weighted average number of ordinary shares at the end of the period (basic)	767,009	673,205
Incremental shares from assumed exercise of share options	25,877	30,771

Weighted average number of ordinary shares at the end of the period (diluted)	792,886	703,976

Basic earnings per share	HK21.9 cents	HK17.3 cents

Diluted earnings per share	HK21.1 cents	HK16.5 cents

11	ACCOUNTS RECEIVABLE
The aging analysis of the accounts receivable is as follows:

	28 February	31 August
	2011	2010
	HK$’000	HK$’000

Current–30 days	41,939	41,244
31–60 days	9,453	9,024
61–90 days	4,960	5,245
Over 90 days (note)	13,867	50,039

	70,219	105,552
Less: Allowance for doubtful debts	(5,160)	(5,823)

	65,059	99,729

The majority of the Group’s accounts receivable are due within 30 days from the date of billings. Subscribers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

Note:	The amounts over 90 days for the Group included receivables relating to mobile interconnection charges of HK$4,634,000 as at 28 February 2011 (31 August 2010: HK$39,763,000).
12	ACCOUNTS PAYABLE
The aging analysis of the accounts payable is as follows:

	28 February	31 August
	2011	2010
	HK$’000	HK$’000

Current–30 days	5,229	6,838
31–60 days	1,129	1,982
61–90 days	152	1,647
Over 90 days	16,142	24,661

	22,652	35,128

13	CAPITAL AND RESERVES

					Capital
		Share	Share	Capital	redemption	Retained	Exchange
		capital	premium	reserve	reserve	profits	reserve	Total
	Note	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 September 2010		76,500	1,074,997	21,064	7	513,208	2,763	1,688,539

Total comprehensive income for the period		—	—	—	—	167,612	1,564	169,176
Dividend paid in respect of previous year	9(b)	—	—	—	—	(103,735)	—	(103,735)
Shares issued upon exercise of share options		351	4,418	(1,495)	—	—	—	3,274
Equity settled share-based transactions		—	—	2,362	—	—	—	2,362

At 28 February 2011		76,851	1,079,415	21,931	7	577,085	4,327	1,759,616

At 1 September 2009		66,418	681,208	23,232	7	454,802	2,860	1,228,527

Total comprehensive income for the period		—	—	—	—	116,388	(200)	116,188
Dividend paid in respect of previous year	9(b)	—	—	—	—	(108,735)	—	(108,735)
Shares issued upon exercise of share options		1,863	19,818	(6,866)	—	—	—	14,815
Equity settled share-based transactions		—	—	1,289	—	—	—	1,289

At 28 February 2010		68,281	701,026	17,655	7	462,455	2,660	1,252,084

BUSINESS REVIEW
At the outset of FY2011, we communicated a very clear message to all internal and external stakeholders — our focus for FY2011 will be on harvesting the record growth of over 500,000 plus broadband subscriptions we achieved in FY2010 for increased profitability. Our 1H FY2011 financial performance proves that we are very much on track for higher profitability driven by our Fixed Telecommunications Network Service (FTNS) business, as well as lower financial costs.
1.
The Group turnover increased by 5.1% year-on-year to HK$825.9 million. Revenue growth driven mainly by an increase in FTNS business’s turnover by 7.6% to HK$727.2 million, which more than offset the decline in International Telecommunications Service business (IDD) of 10.4% year-on-year to HK$98.7 million. In absolute terms, FTNS revenues increased by HK$51.4 million versus IDD revenues decline of HK$11.5 million. FTNS’s turnover contributed to 88.0% of the Group turnover in 1H FY2011 (86.0% in 1H FY2010).

2.
Strong growth in core EBITDA and net profit. Monetising the critical mass we achieved in FY2010, our core EBITDA for 1H FY2011 increased by 16.7% year-on-year to HK$301.6 million, resulting in core EBITDA margin expansion to 36.5% versus 32.9% a year ago. During 1H FY2011, we also benefited from the full period net interest savings from repurchase and redemption of our senior notes during FY2010, and our profit attributable to shareholders increased by 44.0% year-on-year to HK$167.6 million in 1H FY2011 with basic earnings per share at HK21.9 cents (HK17.3 cents in 1H FY2010).

3.
Continuous broadband subscription growth. Despite fierce competition and increasing our core symmetric 100Mbps broadband service from HK$99/month to HK$169/month on 1 September 2010, for the six months to 28 February 2011, we achieved 25,000 net additions to 551,000 broadband subscriptions, which represents a dominant 68% of total market growth estimated at 37,000. Our estimate of total market growth is based on the latest official statistics from The Office of the Telecommunications Authority (“OFTA”) (http://www.ofta.gov.hk/en/datastat/eng_cus_isp.pdf), for five months period of 2,139,282 as of 31 January 2011 less 2,108,417 as 31 August 2010 x 6/5. For clarification, we report subscriptions, which are consistent with the OFTA statistics.

4.
131% increase in Dividend Per Share to HK15 cents. For the six months to 28 February 2011, we have declared an interim dividend of HK15 cents per ordinary share representing a payout of about 68% in profit attributable to shareholders. Whilst this is higher than same period last year, it is consistent with our dividend payout policy announced last year of between 60-90% of profit attributable to shareholders.

Fixed Telecommunications Network Services (FTNS)
As guided in our FY2010 annual report, our focus for FY2011 is on profitability. Effective from 1 September 2010, the first day of our new financial year, we ended our ten months promotional broadband marketing offer for symmetric 100Mbps at HK$99/month towards either HK$199/month for symmetric 100Mbps triple play service or HK$199/month for 1Gbps broadband only service.
We are fully aware of the “sticker shock” impact of this effective doubling of price and anticipated that it will take time to return to normal growth. In FY2006, we had a similar experience when we raised prices and actually experienced a 9,000 net broadband subscriptions decline before returning to rapid growth in the later years. With our 10-year Big, Hairy, Audacious Goal (BHAG) of becoming the largest broadband service provider by 2016, extreme Zig-Zag pricing is an intentional part of our strategy. Aggressive cuts in pricing are required to “shake” the market share away from competitors, and then assertive price increases are needed to drive profitability. Minor moves in pricing will not be enough to drive the dramatic market share gains that we need to achieve our BHAG.
Last year, FY2010, we cut the price of our symmetric 100Mbps standalone broadband service in half to HK$99/month to achieve record 35% increase to 526,000 broadband subscriptions, dominating 91% of the net market growth, and this year, FY2011, we increased the pricing by 70.7% to HK$169/month to drive towards profitability. During 1H FY2011, we still managed to expand our triple-play subscriptions with net addition of 49,000 to 1,159,000 as at 28 February 2011, comprised of 25,000 additions to 551,000 for broadband, 18,000 additions to 449,000 for local telephony and 6,000 additions to 159,000 for IP-TV subscriptions. Also very encouraging, is our broadband churn rate stayed below 1.0% per month during the period, which is evidence of the extreme stickiness of our service.
To solidify our pricing foundation and to further expand the average revenue per user (“ARPU”), we are proactively up-selling, which drives our relative value positioning. Our entry level symmetric 100Mbps is priced at HK$169/month. For an extra HK$30/month, we offer a bundled add-on for voice and IP-TV with over 100 channels or an upgrade to 1Gbps symmetric broadband service. Relative to our competitors’ standalone prices for voice and IP-TV, our HK$30/month incremental triple play offers phenomenal value. Whereas other carriers are offering 100Mbps-1Gbps on a limited basis and on much higher price points for corporate “branding” purpose, we are proactively commoditising bandwidth as our objective is to make Fibre-base broadband so compelling that everyone wants to be on it. We want to change consumer mindsets from “Why do I need 1Gbps?” to “Why don’t I get 1Gbps?”.
In addition to superior Fibre performance, our core values emphasises our Talent Advantage — “We are People’s leader and pioneer”. On 15 February 2011, we launched our “Service with Heart” campaign featuring our private-bank style personal account management. Instead of the traditional monopoly mindset of mass hotlines for customer service, each of our 500,000-plus broadband subscriptions can now enjoy the personal attention from a dedicated Customer Engagement Officer. Having 1,453 of our total 2,931 Talent base in Guangzhou allows us to cost effectively offer personalise service. Our customer engagement is based on two-way, long-term relationships and we consider this to be our competitive advantage rather than a cost of doing business.

On local telephony, we continue to take market share in an already matured sector.
On IP-TV, whilst we will continue to refine our service offering, we consider IP-TV to be a limited life ancillary service to our core broadband service. Overtime, we will embrace the structural trend that is brought by Over-The-Top content driven by the vibrant ecosystem of content providers, connected TVs/devices and abundant bandwidth offered by Fibre. These will allow most customers to “cut the cord” on the Pay-TV industry.
International Telecom Services (IDD)
IDD service revenue was down 10.4% to HK$98.7 million for 1H FY2011, with IDD traffic volume fell by 10.4% from 230 million minutes in 1H FY2010 to 206 million minutes in 1H FY2011, and only contributed 12.0% of the Group turnover. This segment continues to face intensive competition from traditional IDD service as well as other Voice-Over-IP (VoIP) calling options, many of whom are offered free of charge on PC to PC platforms. Having said that, on IDD, our strategy is to focus on cash flow and profitability rather than market share.
LIQUIDITY AND CAPITAL RESOURCES
As of 28 February 2011, the Group had total cash at bank and in hand of HK$476.9 million (31 August 2010: HK$588.7 million) and outstanding borrowing of HK$129.2 million (31 August 2010: HK$134.7 million), which led to a net cash position of HK$347.7 million (31 August 2010: HK$454.0 million). As of 28 February 2011, the Group had total unutilised banking facility of HK$30.5 million (31 August 2010: total unutilised banking and revolving loan facility of HK$220.5 million).
Our long-term liability consists mainly of our outstanding 5-year bank loan which amounted to HK$123.7 million (31 August 2010: HK$123.6 million). There is no pledged bank deposit as at 28 February 2011 and 31 August 2010. During the year, the Group has a 5-year interest rate swap contract with a HK$175 million notional amount to hedge against interest rate risk which is recognised initially at fair value and is remeasured at each balance sheet date. On 24 March 2011, the Group fully repaid the 5-year bank loan, while the 5-year interest rate swap contract remains valid.
The debt maturity profiles of the Group as at 28 February 2011 and 31 August 2010 were as follows:

	28 February	31 August
	2011	2010
	HK$’000	HK$’000

Repayable within one year	5,114	10,702
Repayable in the second year	101	105
Repayable in the third to fifth year	123,964	123,855

Total	129,179	134,662

As of 28 February 2011, all outstanding borrowings bear fixed or floating interest rates and are denominated in Hong Kong dollars. As the Group was in net cash position as of 28 February 2011 and 31 August 2010, no net gearing ratio is presented.
One of our growth factors is to expand our fibre network coverage to reach 2.0 million residential homes pass by 31 December 2011. We had a good progress in 1H FY2011 with 63,000 homes pass additions to 1.83 million as of 28 February 2011. Our capital expenditure for this period was HK$175.3 million, slightly lower than the same period last year of HK$176.9 million. Although we are aggressively expanding our network, our policy to manage capital expenditure incurred below our EBITDA continues. During the period, the Group has generated an adjusted free cash flow of HK$127.9 million, which is defined as EBITDA less capital expenditure and less net finance costs (1H FY2010: HK$60.3 million).
The on-going capital expenditure to complete our network coverage target will be mainly funded by internally generated cash flow. Our capital expenditure outlook for FY2011 is expected to be about HK$350 million. After we achieve our 2.0 million homes pass target by 31 December 2011, we expect our capital expenditure on our core telecommunications business to substantially fall. Overall, the Group is financially well positioned for continuous business and network expansion.
CHARGE ON GROUP ASSETS
As of 28 February 2011 and 31 August 2010, the Group did not maintain any pledged deposits to secure its banking facilities.
EXCHANGE RATE
All the Group’s monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.
The Group is also exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollars and the Renminbi arising from its operations in the PRC. In order to limit this foreign currency risk exposure, the Group maintained Renminbi cash balance that approximates two to three months’ of operating Renminbi cash flow requirements.
CONTINGENT LIABILITIES
At 28 February 2011, the Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$2.7 million (31 August 2010: HK$2.7 million) and to utility vendors in lieu of payment of utility deposits of HK$5.6 million (31 August 2010: HK$5.6 million).
Save as disclosed above, there are no material contingent liabilities.

PROSPECTS
For 2H FY2011, our primary focuses are to continuously solidifying our FTNS pricing foundation and on full speed delivery of our “Service with Heart” campaign. While the subscription growth rate was slower than planned during 1H FY2011 due to price increase, we expect the “sticker shock” impact to evaporate over time. At HK$199/month (US$26) for symmetric 1Gbps, our service is amongst the best value in the world in terms of dollar per Mbps, which leads us to believe that there is scope for upward price adjustments in the years to come. For reference, our US$26/month for symmetric 1Gbps price point compares with the fastest option offered by Verizon FiOS in the US at US$139.95 for 50Mbps download and 20Mbps upload (source: http://www22.verizon.com/residential/fiosinternet/plans/plans.htm).
General perception that Hong Kong is a matured broadband market with about 85% household penetration hides the fact that the Group is driving a Fibre renaissance from a low base, with Fibre-based broadband household penetration at only 34% (See Graph below). In short, the industry is evolving from dial-up to broadband to Fibre and we are the market leader within the Fibre space.
Graph: Economies with the Highest Penetration of Fibre-to-the-Home/Building + LAN
Source: http://s.ftthcouncil.org/files/2010_sept_global_ranking_ftth.pdf

UPDATE ON GUIDANCE FOR FULL YEAR TO 31 AUGUST 2011
Now more than half way through our final year to 31 August 2011, we are confident that we can deliver the full year guidance as set out in the section headed “Prospects” on page 20 of the Company’s 2010 Annual Report, subject to a mild reduction on subscription growth as detailed below:
1.	Broadband subscriptions growth from 526,000 as of 31 August 2010 to exceed 580,000 as of 31 August 2011 (previously was 600,000 subscriptions)
2.	EBITDA to exceed HK$580 million (unchanged)
3.	Capital expenditure on core telecommunications business of approximately HK$350 million (unchanged)
TALENT REMUNERATION
Including the directors of the Group, as at 28 February 2011, the Group had 2,931 permanent full-time Talent. The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Group also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, Talent training programs and operates share option scheme.
PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES
Neither the Company nor its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities during the period for the six months ended 28 February 2011.
COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES
During the period for six months ended 28 February 2011, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited.
CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS
The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules as the code of conduct for securities transactions by directors of the Company (the “Company Code”).
Having made specific enquiry of all directors of the Company, the Company confirmed that they have complied with the required standard as set out in the Company Code during the six months ended 28 February 2011.

REVIEW BY AUDIT COMMITTEE
The Audit Committee has reviewed and discussed with the management of the Company the unaudited interim results for the six months ended 28 February 2011.
The Audit Committee comprises three Independent Non-executive Directors, namely Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.
INTERIM DIVIDEND
The Board has resolved to declare an interim dividend of HK15 cents per ordinary share in cash for the six months ended 28 February 2011 (six months ended 28 February 2010: HK6.5 cents per ordinary share) to shareholders of the Company whose names are recorded on the register of members of the Company as at 18 May 2011. Dividend warrants will be dispatched to shareholders of the Company on or around 31 May 2011.
CLOSURE OF REGISTER OF MEMBERS
The register of members of the Company will be closed from 16 May 2011 to 18 May 2011 (both days inclusive) during which period no transfers of shares would be effected. In order to qualify for the interim dividend, all transfer of shares together with the relevant share certificates must be lodged with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 13 May 2011.

By Order of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Executive Director, Chief Financial Officer and
Company Secretary
Hong Kong, 20 April 2011
As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.
“Where the English and the Chinese texts conflicts, the English text prevails”